UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Petit Thouars 4957, Lima 34,

Miraflores, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

September 30, 2022

We hereby inform you as a Relevant Information Communication that Mr. Daniel Urbina Perez, Corporate Legal Vice President, has submitted his resignation, which will be effective as of October 1, 2022.

The Board of Directors and management of AENZA express their gratitude to Mr. Urbina for his valuable contribution to the company's transformation process, and for the dedication and professionalism he has shown in the performance of his duties.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ DENNIS FERNANDEZ
Name:	Dennis Fernandez
Title:	Stock Representative

Date:	September 30, 2022